SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. )*

RAND LOGISTICS, INC.
(formerly Acquicor Technology Inc.)
(Name of Issuer)
Common Stock
(Title of Class of Securities)
752182105
(CUSIP Number)
August 14, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	752182105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Anguilla, British West Indies

	5	SOLE VOTING POWER

NUMBER OF		1,449,080

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,449,080

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,449,080

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	11.1%

12	TYPE OF REPORTING PERSON*

	PN

SCHEDULE 13G

CUSIP No.	752182105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,640,652

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,640,652

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,640,652

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	12.4%

12	TYPE OF REPORTING PERSON*

	OO

SCHEDULE 13G

CUSIP No.	752182105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		1,640,652

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,640,652

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,640,652

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	12.4%

12	TYPE OF REPORTING PERSON*

	OO

SCHEDULE 13G

CUSIP No.	752182105

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
	MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		1,640,652

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,640,652

WITH	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,640,652

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	12.4%

12	TYPE OF REPORTING PERSON*

	IN

     This Statement on Schedule 13G (this “Statement”) relates to shares of common stock, par value $0.0001 per share (the “Common Stock”) and (ii) warrants to purchase shares of Comon Stock (“the Warrants”), in each case, of Rand Logistics, Inc. (the “Issuer”). The securities reported herein were previously reported on Schedule 13D, which was filed on March 10, 2006 (the “Schedule 13D”). This Statement is being filed by the Reporting Persons (as defined below) pursuant to Rule 13d-1(h) of the Exchange Act (as defined below) and to report a decrease in the percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons resulting from an increase in the number of shares of Common Stock of the Issuer reported to be issued and outstanding.
Item 1(a). Name of Issuer:
     Rand Logistics, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
461 Fifth Avenue, 25th Floor
New York, New York 10017
Item 2(a). Name of Person Filing:
          This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
1.	MHR Capital Partners Master Account LP (“Master Account”);

2.	MHR Advisors LLC (“Advisors”);

3.	MHR Fund Management LLC (“Fund Management”); and

4.	Mark H. Rachesky, M.D. (“Dr. Rachesky”).

     This Statement relates to securities held for the account of each of Master Account, a limited partnership organized in Anguilla, British West Indies and MHR Capital Partners (100) LP (“Capital Partners (100)”), a Delaware limited liability company. Advisors is the general partner of each of Master Account and Capital Partners (100), and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the account of each of Master Account and Capital Partners (100). Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with each of Master Account and Capital Partners (100), and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the shares of Common Stock reported herein and, accordingly, Fund Management may be deemed to beneficially own the shares of Common Stock reported herein which are held for the account of each of Master Account and Capital Partners (100). Dr. Rachesky is the managing member of Advisors and Fund Management, and, in such capacity, may be deemed to beneficially own the shares of Common Stock held for the account of each of Master Account and Capital Partners (100).
Item 2(b). Address of Principal Business Office, or if none, Residence:
     The address of the principal business office of each of Master Account, Advisors, Fund Management and Dr. Rachesky is 40 West 57th Street, 24th Floor, New York, New York, 10019.
Item 2(c). Citizenship:
1.	Master Account is a limited partnership organized in Anguilla, British West Indies.

2.	Advisors is a Delaware limited liability company.

3.	Fund Management is a Delaware limited liability company.

4.	Dr. Rachesky is a United States citizen.
Item 2(d). Title of Class of Securities:
     Common Stock
Item 2(e). CUSIP Number:
     752182105
Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Exchange Act.

(b)	☐ Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E); (1)

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership.
Item 4(a) Amount Beneficially Owned:
     As of the date hereof:
1. Master Account may be deemed to be the beneficial owner of 1,449,080 shares of Common Stock held for its own account. This number consists of (A) 429,373 shares of Common Stock and (B) 1,019,707 shares of Common Stock that can be obtained by Master Account upon exercise of Warrants to acquire shares of Common Stock.

2. Capital Partners (100) may be deemed to be the beneficial owner of 191,572 shares of Common Stock. This number consists of (A) 53,027 shares of Common Stock and (B) 138,545 shares of Common Stock that can be obtained by Capital Partners (100) upon exercise of Warrants to acquire shares of Common stock.
3. Advisors may be deemed the beneficial owner of 1,640,652 shares of Common Stock. This number consists of (A) (1) 429,373 shares of Common Stock held for the account of Master Account and (2) 1,019,707 shares of Common Stock that can be obtained by Master Account upon exercise of Warrants to acquire shares of Common Stock and (B) (1) 53,027 shares of Common Stock held for the account of Capital Partners (100) and (2) 138,545 shares of Common Stock that can be obtained by Capital Partners (100) upon exercise of Warrants to acquire shares of Common Stock.
4. Fund Management may be deemed the beneficial owner of 1,640,652 shares of Common Stock. This number consists of (A) (1) 429,373 shares of Common Stock held for the account of Master Account and (2) 1,019,707 shares of Common Stock that can be obtained by Master Account upon exercise of Warrants to acquire shares of Common Stock and (B) (1) 53,027 shares of Common Stock held for the account of Capital Partners (100) and (2) 138,545 shares of Common Stock that can be obtained by Capital Partners (100) upon exercise of Warrants to acquire shares of Common Stock.
5. Dr. Rachesky may be deemed the beneficial owner of 1,640,652 shares of Common Stock. This number consists of (A) (1) 429,373 shares of Common Stock held for the account of Master Account and (2) 1,019,707 shares of Common Stock that can be obtained by Master Account upon exercise of Warrants to acquire shares of Common Stock and (B) (1) 53,027 shares of Common Stock held for the account of Capital Partners (100) and (2) 138,545 shares of Common Stock that can be obtained by Capital Partners (100) upon exercise of Warrants to acquire shares of Common Stock.
Item 4(b) Percentage of Class:
     The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended December 31, 2007, which disclosed that there were 12,092,142 shares of Common Stock outstanding.
1. Master Account may be deemed to be the beneficial owner of approximately 11.1% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
2. Capital Partners (100) may be deemed to be the beneficial owner of approximately 1.6% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
3. Advisors may be deemed to be the beneficial owner of approximately 12.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
4. Fund Management may be deemed to be the beneficial owner of approximately 12.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

4. Dr. Rachesky may be deemed to be the beneficial owner of approximately 12.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.
Item 4(c) Number of shares as to which such person has:
1.	Master Account
(i)	Sole power to vote or to direct the vote: 1,449,080

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,449,080

(iv)	Shared power to dispose or to direct the disposition of: 0
2.	Capital Partners (100)
(i)	Sole power to vote or direct the vote: 191,572

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition of: 191,572

(iv)	Shared power to dispose or direct the disposition of: 0
3.	Advisors
(i)	Sole power to vote or to direct the vote: 1,640,652

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,640,652

(iv)	Shared power to dispose or to direct the disposition of: 0
4.	Fund Management
(i)	Sole power to vote or to direct the vote: 1,640,652

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,640,652

(iv)	Shared power to dispose or to direct the disposition of: 0
5.	Dr. Rachesky
(i)	Sole power to vote or to direct the vote: 1,640,652

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,640,652

(iv)	Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class:
This Item 5 is not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
The partners of each of Master Account and Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of each of Master Account and Capital Partners (100) in accordance with their respective ownership interests in each of Master Account and Capital Partners (100).
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
This Item 7 is not applicable.
Item 8. Identification and Classification of Members of the Group:
This Item 8 is not applicable.
Item 9. Notice of Dissolution of Group:
This Item 9 is not applicable.
Item 10. Certifications:
By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.
Materials to be Filed as Exhibits
Exhibit A    Joint Filing Agreement, dated as of February 26, 2008, by and among the Reporting Persons
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
February 26, 2008

MHR CAPITAL PARTNERS MASTER ACCOUNT LP
By:	MHR Advisors LLC, its General Partner
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MHR ADVISORS LLC
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MHR FUND MANAGEMENT LLC
By:	/s/ Hal Goldstein
	Name:	Hal Goldstein
	Title:	Vice President

MARK H. RACHESKY, M.D.
By:	/s/ Hal Goldstein, Attorney in Fact